terrashroom Vince <vince@terr

How terrashroom is taking on a $50.3B industry

Jared from Terrashroom <jared@terrashroom.net>
To: Vince Vince <vince@terrashroom.co> Tue, May 16, 20

Can't see this email? View in Your Browser



terrashroom

Hey 👋

This is Jared, the founder/ceo of terrashroom.

The mushroom industry is blowing up & the spore rush is here 🍄🚀

With a multi-billion dollar opportunity before us, we are working tirelessly to help democratize the ability for anyone, anywhere to grow mushrooms.



Terrashroom investor pitch + Q&A session
Friday, May 19th @ 2pm cst

Why am I emailing you?

Starting this Friday, we are allowing our community to invest in Terrashroom.

We've been growing like crazy over the last few months as we currently have:

- 18K people joined our launch waitlist
- 5,500+ paying customers
- $2M+ in forecasted revenue
- A+ team (billions in revenue generated + multiple IPOs + acquisitions exits)

(did I mention we are still pre-launch?)

This Friday at 2PM CST, we're hosting a "Shark Tank style" live investor pitch + Q&A

After the event, we will publicly share the link to our equity crowdfunding page (on wefunder) so you can invest.



App controlled environment

Lot's of juicy industry + company info we're sharing on this live event :)

For as little as $250, you can be a partial owner & angel investor of terrashroom. This means you get access to some exclusive investor perks like free product, terrashroom investor events & retreats, etc.

Investor webinar RSVP ⟶

So here's what I'm asking you to do:

Step 1: Sign up here for our investor webinar this friday (or click link above).

Step 2: Share this email with a friend that you talk business, investments or (maybe) mushrooms with 🙂

We can't wait to share the vision for how we believe terrashroom will be a household name in the next 3-5 years & how we'll help millions grow their own mushrooms 🤏

Mush out 🍄

Jared

p.s. don't click the link

